

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 3, 2023

Jason Fox
Chief Executive Officer
Net Lease Office Properties
One Manhattan West, 395 9th Avenue, 58th Floor
New York, NY 10001

> **Re: Net Lease Office Properties**
> **Registration Statement on Form 10**
> **Filed September 21, 2023**
> **File No. 001-41812**

Dear Jason Fox:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 11, 2022 letter.

Registration Statement on Form 10

General

1. We refer to Comment 9 in our letter dated December 11, 2022. We note your disclosure on page 46 that the terms of your key agreements and the agreements related to your separation from WPC, including the separation and advisory agreements, may not reflect terms that would have resulted from arm's length negotiations among unaffiliated third parties. Please revise the background, Certain Relationships or where appropriate to explain how it was decided to explore the separation of the office assets business into a newly created and separately traded public company. Include disclosures related to how the material terms of the spin-off were determined, including, but not limited to the ancillary agreements, and the amounts under the NLO Credit Facility that are expected to be distributed to WPC in accordance with the Separation and Distribution Agreement.

Jason Fox
Net Lease Office Properties
October 3, 2023
Page 2

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Darren Guttenberg, Esq.